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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BENTLEY PHARMACEUTICALS, INC. (Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	59-1513162 (IRS Employer Identification No.)

Bentley Park, 2 Holland Way Exeter, New Hampshire (Address of Principal Executive Offices)	03833 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:
(If Applicable)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered Common Stock, par value $0.02 per share	Name of Each Exchange on Which Each Class is to be Registered New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.

        The authorized capital stock of Bentley Pharmaceuticals, Inc. consists of 100,000,000 shares of common stock, par value $.02 per share, and 2,000,000 shares of preferred stock, par value $1.00 per share. As of April 13, 2004, there were issued and outstanding an aggregate of 20,600,166 shares of our common stock. No shares of preferred stock are currently issued or outstanding.

Common Stock

        Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote at a meeting of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock may elect all of the directors standing for election. Holders of our common stock are entitled to receive ratably any dividends declared by our Board of Directors, subject to the preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding-up, holders of our common stock are entitled to receive ratably our net assets available for distribution after the payment of all debts and other liabilities, subject to any prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that our Board of Directors may designate and issue in the future. There are no indentures or agreements restricting the payment of dividends or affecting voting rights of the common stock. Bentley's common stock is traded under the symbol "BNT."

Preferred Stock

        Our Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of preferred stock, in one or more series. Of this amount, our Board of Directors has designated 35,000 shares of Series A Junior Participating Preferred Stock. The rights of such preferred stock are more fully discussed below under the caption "Stockholder Rights Plan." Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, restrictions and special or relative rights or privileges as shall be determined by our Board of Directors. Such rights and privileges may include, among others, dividend rights, voting rights, redemptive and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. Our stockholders have granted our Board of Directors authority to issue preferred stock and to determine its rights and preferences in order to eliminate delays associated with a stockholder vote on specific issues. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. No shares of preferred stock are currently issued or outstanding.

Restated Certificate of Incorporation and Bylaws

        Bentley's existing restated certificate of incorporation contains certain provisions having anti-takeover effects, including:

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  Our Board of Directors is divided into three classes with staggered three-year terms.

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  Newly created directorships and any vacancy on our Board of Directors will be filled solely by the affirmative vote of a majority of the remaining directors then in office.

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  Subject to certain exceptions, directors may be removed only for cause by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our common stock.

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  Subject to certain exceptions, the affirmative vote of the holders of at least two-thirds of our outstanding common stock is required to approve certain major transactions, including any merger or combination, any sale, lease or exchange of all or substantially all of our assets, and any dissolution or liquidation, and the aggregate amount of proceeds received in any such transaction must satisfy certain fair price provisions.

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  Subject to certain exceptions, the affirmative vote of the holders of at least two-thirds of the outstanding shares of our common stock is required to amend certain provisions including any provision relating to our directors and/or officers or any provision which requires the affirmative vote of at least two-thirds of our outstanding common stock.

Our amended and restated bylaws also contain certain provisions having anti-takeover effects, including:

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  Special meetings of stockholders may only be called by our president or a majority of our Board of Directors.

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  All duly submitted stockholder proposals, including nominations for the election of a director, must be delivered to us no less than seventy-five days in advance of the first anniversary of our annual meeting held in the prior year.

Stockholder Rights Plan

        Bentley Pharmaceuticals, Inc. has a stockholder rights plan with respect to our Series A Junior Participating Preferred Stock. Under the plan, each of our stockholders has one preferred share purchase right for each share of common stock held. The rights become exercisable ten days (or a later date determined by our Board of Directors) after a public announcement that a person or group has acquired beneficial ownership of 15% or more of our outstanding common stock, or ten business days after the announcement of a tender offer or exchange offer, or an intention to commence a tender or exchange offer, that would result in beneficial ownership of 15% or more of our outstanding common stock. If the rights become exercisable, each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $16.50 per one one-thousandth of a share, subject to adjustment.

        In addition, upon the occurrence of certain events, and upon payment of the then-current purchase price, the rights may "flip in" and entitle holders to buy our common stock in such amount that the market value is equal to twice the then-current purchase price. The rights are non-voting and may be redeemed by us at any time before they become exercisable at a price of $0.001 per right. Until a right is exercised, the holder of the right has no rights as a stockholder of Bentley, including the right to vote or to receive dividends. The rights expire on December 21, 2004. The rights have certain anti-takeover effects. Exercise of the rights will cause substantial dilution to a person or group that attempts to acquire Bentley on terms not approved by our Board of Directors.

Item 2.    Exhibits.

        All exhibits required by the New York Stock Exchange have been provided to the New York Stock Exchange.

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BENTLEY PHARMACEUTICALS, INC.
Date: May 7, 2004	By:	/s/ MICHAEL D. PRICE Michael D. Price Vice President and Chief Financial Officer

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